Filed pursuant to Rule 424(b)(3)
Registration No. 333-254832

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated May 27, 2021)

Velodyne Lidar, Inc.

4,483,728 Shares of Common Stock Underlying Warrants

130,447,513 Shares of Common Stock

1,278,502 Warrants to Purchase Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 27, 2021 (the “Prospectus”), related to (i) the issuance by us of up to an aggregate of 4,108,728 shares of common stock that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and up to 375,000 shares of common stock issuable upon exercise of our working capital warrants (the “Working Capital Warrants” and, together with the Public Warrants, the “Warrants”), (ii) the resale of up to 778,502 Public Warrants and 500,000 Working Capital Warrants held by certain holders named in this prospectus (the “Selling Warrantholders”), (iii) the resale of up to 200,000 shares of common stock (the “PIPE Shares”) that currently are owned by certain selling stockholders that entered into subscription agreements with Graf Industrial Corp (“Graf”) (such selling stockholders, the “PIPE Investors”), pursuant to which Graf agreed to issue and sell the PIPE Shares to the PIPE Investors in a private placement and (iv) the resale of up to 130,247,513 shares of common stock by certain selling stockholders named in the Prospectus, including Founder Shares (as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements certain information in the Prospectus as set forth below and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “VLDR” and “VLDRW”, respectively. On July 30, 2021, the closing price of our common stock was $8.01 and the closing price of our Public Warrants was $2.28.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2021

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 28, 2021, Deborah Hersman delivered notice to the board of directors (the “Board”) of Velodyne Lidar, Inc. (the “Company”) of her intent to resign as a Class III director, effective as of July 29, 2021. The resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On July 29, 2021, the Board appointed Kristin Slanina as a Class III director, effective immediately. The Board also appointed Ms. Slanina to the Compensation Committee and the Nominating and Governance Committee of the Board.

Kristin Slanina is the Managing Director of Charge Across America, an electric vehicle race, and Chief Innovation Officer at ParkMyFleet, a provider of parking locations and technology solutions for fleet operations, a position she has held since March 2021. Previously, she served as Chief Operating Officer of TrueCar, an automotive pricing and information website for new and used car buyers, from September 2020 to March 2021 where she led the newly formed solutions group and helped the company accelerate into its next phase of growth. Before TrueCar, she was Chief Transformation Officer of Thirdware Consulting, an IT consulting organization, from January 2019 to September 2020, where she led the Emerging Technology group and paved the way for Thirdware’s status as a Tier 1 partner with Ford and other OEMs on vehicle software development, machine learning and blockchain technology. Prior, Ms. Slanina has held roles of increasing responsibility at Ernst & Young, a global professional services firm, and Fiat Chrysler Automobiles, a manufacturer of automobiles, after spending the first 18 years of her career at Ford Motor Company, beginning as a powertrain engineer. She holds an M.S. and a B.S. in Mechanical Engineering from Massachusetts Institute of Technology.

There are no disclosable family relationships as required by Item 401(d) of Regulation S-K between Ms. Slanina and the Company or its control persons, and there are no disclosable related person transactions between the Company and Ms. Slanina as required by Item 404(a) of Regulation S-K.

In connection with her appointment, Ms. Slanina entered into the Company’s standard form of indemnification agreement. Ms. Slanina will receive the Company’s standard non-employee director compensation, which includes an initial grant of $150,000 of restricted stock units (measured based on the average closing price of the Company’s common stock for the 30 days immediately prior to her appointment) to non-employee directors serving on the Board, which award will vest over a three-year period.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release Issued by the Company on August 2, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: August 2, 2021	By:	/s/ Michael Vella
Michael Vella
General Counsel

Exhibit 99.1

FOR IMMEDIATE RELEASE

Velodyne Lidar Announces Michael Dee Appointed Chairman of Board and Kristin Slanina Appointed to the Board of Directors

Dr. Culkin Steps Down as Chairman Due to Health Reasons; Nominated Mr. Dee as Chairman

Ms. Hersman Steps Down as Member of the Board

SAN JOSE, Calif. – August 2, 2021 – Velodyne Lidar, Inc. (NASDAQ: VLDR, VLDRW), the leading lidar company, known worldwide for its broad portfolio of breakthrough lidar technologies, today announced that its Board of Directors appointed Michael Dee as Chairman of the Board. Mr. Dee has been a member of the Board since Velodyne’s debut as a public company. His appointment follows the decision of Dr. Joseph B. Culkin to step down as Chairman of the Board due to health reasons. Dr. Culkin will remain an active director of the Board. The Company also announced that Kristin Slanina has been appointed to the Board. Ms. Slanina has been an advisor to the Board and is the Managing Director of Charge Across America. She brings with her more than 30 years of experience as an automotive engineer, mobility consultant and senior executive to Velodyne. In conjunction with Ms. Slanina’s appointment, Deborah Hersman has stepped down from the Board. These changes are all effective immediately.

“It has been an incredible honor to Chair Velodyne during such an exciting part of its evolution to expand our leadership position while delivering significant progress on the Company’s growth plans,” said Dr. Culkin. “After co-founding Velodyne’s predecessor company, Velodyne Acoustics, and being involved since the beginning of Velodyne, I am proud of how far we have come and I will continue to offer my expertise and knowledge as a Director. While I believe that it is the right decision to step aside as Chairman due to my health, I was honored to nominate Michael to replace me and am pleased that he is stepping up into the role. Michael has been a valiant steward of Velodyne and its shareholders even prior to our launch as a public company and I have full confidence in his leadership going forward as Velodyne continues to consolidate our role as the leading lidar provider.”

Dr. Culkin continued, “As Velodyne continues as an industry leader, I believe that Kristin, with her strong engineering, mobility and automotive experience, is an excellent addition to the Board. On behalf of the full Board, I am deeply appreciative to Debbie for her dedication and vast contributions to Velodyne and wish her all the best moving forward.”

“As Velodyne continues to meet the expanding demand for our products and solutions, I warmly thank Dr. Brad Culkin and the Board for placing their confidence in me as Chairman,” said Mr. Dee. “Brad has been vigilant in ensuring Velodyne accelerates its position in technology and innovation and I look forward to assisting the Company in building on our breadth of product portfolio and scalable manufacturing capability. In 2020, using our proven technology, we manufactured and shipped almost 12,000 lidar units with revenues of over $95 million while most of our competitors have minimal revenues and no manufacturing at scale. I believe we have the ability to realize the many compelling opportunities ahead.”

Mr. Dee added, “On behalf of all of us at Velodyne I want to thank former CEO Anand Gopalan for his leadership over the last 18 months. I also welcome Kristin Slanina, an incredibly talented transportation sector leader, full of energy and optimism, who brings decades of relevant experience in the automotive and mobility industry, as well as an innovative mindset, to the Velodyne Board.”

“Having worked with and known the Velodyne team for some time, I am excited to join the Board and collaborate alongside my fellow directors,” said Ms. Slanina. “I look forward to playing my part in helping to advance Velodyne’s very important mission in making the world a safer place.”

About Kristin Slanina

Kristin Slanina has been serving as an advisor on the transportation sector to the Velodyne Board since May 2021 and currently is the Managing Director of Charge Across America, the first of its kind, 10 day race starting October 31st from New York to Los Angeles, using only electric vehicles and highlighting the rapid innovations made in EV’s. She is soon to be appointed to be the Chief Innovation Officer at ParkMyFleet, creating new mobility hubs for the future. Previously, she served as TrueCar’s Chief Operating Officer where she led the newly formed solutions group and helped the company accelerate into its next phase of growth. Kristin spent the first 21 years of her career at Ford Motor Company, beginning as a powertrain engineer. For over six years Kristin worked in Ford’s Research and Advanced Engineering group before leading the global effort to define Ford’s overall vision on the future of mobility and address key societal and environmental issues. She has also held roles at Fiat Chrysler Automobiles after Ford. Kristin worked at Ernst & Young (“EY”), where she created and developed their Global Mobility Practice, advising clients on the future of mobility and smart cities. Her understanding of autonomous vehicle technology, connected car and electrification aided her in leading teams to define and implement new mobility business models, as well as how to scale those businesses. After EY, Kristin was Thirdware’s Chief Transformation officer from 2019 to 2020, where she led the Emerging Technology group, branching the company out into new areas such as vehicle software development, connected vehicles, machine learning and blockchain technology. Kristin holds an M.S. and a B.S. in Mechanical Engineering from Massachusetts Institute of Technology.

About Michael Dee

Michael Dee is the Chief Financial Officer of PureCycle Technologies, where he helped lead the effort to raise over $730 million for future development. Mr. Dee was the President, Chief Financial Officer and a member of the Board of Directors of Graf Industrial Inc. (“Graf”), the Special Purpose Acquisition Company which went public on the NYSE in October 2019 and subsequently merged with Velodyne in September 2020, ultimately raising approximately $430 million for Velodyne via the merger, a private investment in public equity and the exercise of the Graf warrants. Prior to Graf, Mr. Dee was the Senior Advisor to the President for Finance of the Asian Infrastructure Investment Bank (‘AIIB’) in Beijing, China from 2015 to July 2016 and also served as a member of its Management and Investment Committees. The AIIB is a Multi-Lateral Development Bank initially formed by 57 countries (now over 100) who initially committed $100 billion to build infrastructure across Asia. From 2010 to 2015, Mr. Dee managed various philanthropic and education related endeavors and private investments. Mr. Dee was Senior Managing Director — International of Temasek Holdings Private Limited, Singapore’s $380 billion sovereign investment company, from 2008 to 2010 and also served as a senior member of its Management Committee and Investment Committees. Mr. Dee began his career at Morgan Stanley in 1981 in the Mergers and Acquisitions Department and for the next 26 years held a variety of senior positions in its capital markets, investment banking, and firm management divisions, including as regional CEO for Southeast Asia. Mr. Dee has lived in New York, London, Hong Kong, Singapore, Beijing, Houston and Dallas during his professional career, of which 22 years were overseas, and has completed transactions in over 50 countries. Mr. Dee was Singapore’s Honorary Consul General to the State of Texas while living in Houston. Mr. Dee has served on the Graf Board of Directors from October 2018, prior to the merger with Velodyne, and continued on the Velodyne Board of Directors since September 2020 where he is also Chairman of the Nominating and Governance Committee and a member of the Audit Committee. Mr. Dee received a Bachelor of Science degree in Economics with Senior Honors from the Wharton School of the University of Pennsylvania in 1981.

About Velodyne Lidar

Velodyne Lidar (Nasdaq: VLDR, VLDRW), under the leadership of founder David Hall, ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, the global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), robotics, unmanned aerial vehicles (UAV), smart cities and security. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, visit www.velodynelidar.com.

Forward Looking Statements

This press release contains “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, all statements other than historical fact and include, without limitation, statements regarding Velodyne’s revenue guidance, target markets, new products, development efforts, and competition. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “can,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Velodyne’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the uncertain impact of the COVID-19 pandemic on Velodyne’s and its customers’ businesses; Velodyne’s ability to manage growth; Velodyne’s ability to execute its business plan; uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties regarding government regulation and adoption of lidar; the rate and degree of market acceptance of Velodyne’s products; the success of other competing lidar and sensor-related products and services that exist or may become available; uncertainties related to Velodyne’s current litigation and potential litigation involving Velodyne or the validity or enforceability of Velodyne’s intellectual property; and general economic and market conditions impacting demand for Velodyne’s products and services. For more information about risks and uncertainties associated with Velodyne’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Velodyne’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q. All forward-looking statements in this press release are based on information available to Velodyne as of the date hereof, Velodyne undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

InvestorRelations@velodyne.com

Media

Jim Golden / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449